08028414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2008
Washington, DC
110

SEC FILE NUMBER
8-50451

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bonds.com, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

1515 S. Federal Highway
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leslie-Anne Moore — (561) 953-5356
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	Florida	33431
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

BONDS.COM, INC.

(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, **William M. Bass**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Bonds.com Inc.**, as of **February 22, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President/CEO
Title

Notary Public

LESLIE-ANNE HAFFENDEN-MOORE
MY COMMISSION # DD621094
EXPIRES: December 29, 2010
1-800-3-NOTARY FL Notary Discount Assoc. Co

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
___ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
___ (m) A copy of the SICP Supplemental Report
___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To John Barry IV
Bonds.com, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Bonds.com, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5(c) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bonds.com, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5(c) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Boca Raton, Florida
February 22, 2008

2401 NW Boca Raton Boulevard ◆ Boca Raton, Florida 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
2401 PGA Boulevard, Suite 196 ◆ Palm Beach Gardens, Florida 33410-3500 ◆ t: 561.622.8920 ◆ f: 561.624.1151
2700 West Cypress Creek Road, Suite D126 ◆ Fort Lauderdale, Florida 33309-1751 ◆ t: 954.974.3544 ◆ f: 954.974.3680

PCAOB Registered www.daszkalbolton.com AGN *Affiliated Offices Worldwide*

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS

Current assets:		
Cash and cash equivalents	$	1,058,830
Deposits - clearing organization		100,181
Commission receivable from clearing organization		37,722
Prepaid expenses		12,560
Interest receivable		1,787
Total current assets		1,211,080
Intangible assets, net		6,293
Other assets		2,919
Total assets	$	1,220,292

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	27,911
Due to parent company		26,289
Due to clearing organization		9,029
Commissions payable		4,572
Total current liabilities		67,801
Total liabilities		67,801
Commitments and contingencies		-
Stockholders' equity		
Common stock $0.01 par value; 1,000 authorized issued and outstanding		10
Additional paid in capital		1,576,599
Accumulated deficit		(424,118)
Total stockholders' equity		1,152,491
Total liabilities and stockholders' equity	$	1,220,292

See the accompanying notes to the financial statements.

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Trading revenues	$ 72,684
Total revenues	72,684
Operating expenses:	
Payroll and related costs	302,642
Regulatory fees	49,387
Rent	43,907
Professional fees	30,295
Communication expense	21,142
Office expenses	13,333
Travel and entertainment	8,928
Commission expense	4,572
Insurance	3,727
Clearing and execution costs	3,130
Dues and subscriptions	2,390
Amortization	236
Total operating expenses	483,690
Loss from operations	(411,006)
Other income (expense):	
Interest income	2,546
Interest expense	(16)
Total other income (expense)	2,529
Net loss	$ (408,477)

See the accompanying notes to the financial statements.

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional	Accumulated	
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance, December 31, 2006	1,000	$ 10	$ 183,719	$ (162,761)	$ 20,968
Net income - January 1, 2007 to September 30, 2007	-	-	-	15,641	15,641
Adjustment for change in ownership			(147,120)	147,120	-
Capital contribution	-	-	1,540,000	-	1,540,000
Net loss - October 1, 2007 to December 31, 2007	-	-	-	(424,118)	(424,118)
Balance, December 31, 2007	1,000	$ 10	$ 1,576,599	$ (424,118)	$ 1,152,491

See the accompanying notes to the financial statements.

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net loss	$	(408,477)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization		236
Changes in operating assets and liabilities:		
Deposits at clearing organization		(100,181)
Commissions receivable from clearing organization		(36,239)
Prepaid expenses		(10,945)
Net interest receivable/payable		(1,787)
Other assets		(2,919)
Accounts payable and accrued expenses		21,073
Due to parent company		26,289
Net cash used in operating activities		(512,950)
Cash flows from investing activities:		
Investment in organizational costs		(6,529)
Net cash used in investing activities		(6,529)
Cash flows from financing activities:		
Capital contributed from parent company		1,540,000
Net cash provided by financing activities		1,540,000
Net increase in cash and cash equivalents		1,020,521
Cash and cash equivalents - beginning of period		38,309
Cash and cash equivalents - end of period	$	1,058,830
Supplemental disclosure of cash activities:		
Taxes paid	$	-
Interest paid	$	16

See the accompanying notes to the financial statements.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Bonds.com, Inc. (the "Company") was incorporated in the State of Delaware on April 27, 1999 under the name Pedestal Capital Markets, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In October 2007, the Company registered in Florida as a foreign corporation and was acquired by Bonds.com Group, Inc. (the "Parent"), a publicly traded entity on the NASDAQ bulletin board (BDCG.BB). After the acquisition, the name of the Company was changed to Bonds.com, Inc. The Company offers corporate bonds, municipal bonds, agency bonds, certificates of deposit, and U.S. Treasuries as well as other investment products through the website www.bondstation.com and the Company's registered representatives. All securities transactions are cleared through a non-affiliated clearing broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents
The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with original maturities of three months or less, to be cash equivalents.

Intangible Assets
Intangible assets (organizational costs) are initially recorded at cost, which is considered to be fair value at the time of the expenditure. Amortization is provided for on a straight-line basis over its estimated useful life of five years The Company evaluates the recoverability of intangible assets periodically and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. No impairment has been identified during the period.

Fair Value of Financial Instruments
Cash and cash equivalents, accounts payable and accrued expenses, and other current liabilities are recorded in the financial statements at cost, which approximates fair market value because of the short-term maturity of those instruments.

Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. Management believes the financial risks associated with these financial instruments are not material. The Company places its cash with high credit quality financial institutions. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. As of December 31, 2007, the amount that exceeded the federally insured limits totaled $958,830.

Securities Transactions
Securities transactions and the related revenues and commissions are recorded on a trade date basis.

Income Taxes
The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes, if applicable, are allocated as if the Company filed on a separate return basis.

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Operating Leases
The Company conducts its operations in Boca Raton, Florida through an expense sharing agreement with its Parent. Under that agreement, the company is charged and pays the Parent on a monthly basis for its share of the lease expense based on a calculated percentage of Company employees to total consolidated Parent employees.

The Company rents office space for its Naples, Florida office under a 12 month lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

NOTE 2 – CLEARING AGREEMENT

The Company has a clearing agreement with an unaffiliated clearing broker. Under the agreement, the clearing broker provides the Company execution and clearing services on a fully disclosed basis. The Company had $100,000 in its deposit account with the clearing broker at December 31, 2007 which is in accordance with its required minimum deposit.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company does not own any property and equipment. The Company uses Property and Equipment of its Parent in connection with the expense sharing agreement.

NOTE 4 – INTANGIBLE ASSETS

Amortizable intangible assets consisted of the following at December 31, 2007:

Organizational costs	$ 6,529
Less: accumulated amortization	(236)
Intangible assets, net	$ 6,293

Amortization expense for the years ended December 31, 2007 was $236.

The following is a schedule of estimated future amortization expense of intangible assets as of December 31, 2007:

Year Ending December 31,	
2008	$ 1,306
2009	1,306
2010	1,306
2011	1,306
2012	1,069
	$ 6,293

NOTE 5 – INCOME TAXES

An analysis of the components of the (loss) before income taxes and the related income tax (benefit) is presented in the following tables. The tax amounts have been calculated using the 34% federal and 5.5% state income tax rates.

The (provision) benefit for income taxes consists of the following:

Deferred taxes	$	-
Current taxes		-
Total	$	-

Deferred tax assets at December 31, 2007 2006 consist of the following:

Deferred tax assets:		
Net operating loss carryforward	$	159,595
Valuation allowance		(159,595)
Total deferred tax assets	$	-
Valuation allowance:		
Beginning of year	$	-
Increase (decrease) during year		159,595
Ending balance	$	159,595

A reconciliation of income tax at the statutory rate to the Company's effective tax rates for the year ended December 31, 2007 is as follows:

Taxes at the statutory rate	$	(142,153)
Tax effect of permanent differences		5,885
State and local income taxes		(23,326)
Change in valuation allowance		159,595
Provision (benefit) for income taxes	$	-

As of December 31, 2007, the Company had a net operating loss carry forward of approximately $571,238, of which $147,120 is limited and will begin to expire in 2019.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company operates under an annual expense sharing agreement with its Parent. The agreement requires the Parent company to make their personnel and facilities available to the Company to the extent necessary for the Company to provide its broker-dealer services. The Company shares office facilities, staff and office equipment with its Parent. The Company recorded as its portion of rent and telephone expense approximately $44,000 and $21,000 respectively during the year ended December 31, 2007.

Several employees provide joint services to both companies and their payroll expense is shared. The President and the Chief Compliance Officer (who also acts as the Financial and Operations Principal) provide services to the Parent company as well as to the Company. The Company has analyzed the time incurred for each company and determined that these officers dedicate approximately 95% and 70%, respectively, of their time on the Company. Of the approximate $303,000 allocated to the Company for salaries and benefits during the year ended December 31, 2007, approximately $78,000 represents cost allocations for these officers. Wherever possible, each company pays it own expenses.

Overhead expenses are allocated to each company based on percentage calculated by using the total number of employees of the Parent and the Company and dividing that number by the total number of employees of the Company. During the year the Company was charged approximately $386,000 in shared expenses of which $26,289 was owed to the Parent at December 31, 2007.

NOTE 7 – STOCKHOLDERS' EQUITY

Capital Structure
The Company's Certificate of Incorporation authorizes the issuance of 1,000 shares of common stock, $.01 par value. In October, all the outstanding stock of the Company was acquired by the Parent company. At the time of acquisition (change in ownership), the Company had an accumulated deficit balance of approximately $147,120. The Company recorded a reclassification adjustment to "reset" the accumulated deficit balance and reduce the additional paid in capital balance, without effect to the Company's stockholder's equity balance.

During the year, the Parent company contributed $1,540,000 in cash which was recorded as paid in capital on the accounting records of the Company

NOTE 8 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be subject to certain asserted and unasserted claims encountered in the ordinary course of its retail and online brokerage services business. The Company carries an errors and omissions insurance policy to cover such incidences. The policy terms require that the Company pay a deductible of $50,000 per incident. It is the Company's belief that the resolution of any such claims will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is also required to maintain a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. Net capital and the related ratio of indebtedness may fluctuate on a daily basis. At December 31, 2007 the Company had net capital of $1,128,932, which was $1,028,932 above its required net capital of $100,000. Our ratio of aggregate indebtedness to net capital was .06 to 1. The Company claims an exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 10 – OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default on payments of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying the customers' obligations. Additional credit risk occurs if the clearing broker's affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer's accounts for compliance with margin requirements.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash in bank accounts at times exceeds the FDIC insurable limits of $100,000. The Company has not experienced any previous losses due to this policy.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent to December 31, 2007, the Company has received additional capital contributions from its Parent company in the amount of $ 150,000 for the purpose of strengthening its net capital position.

SUPPLEMENTAL SCHEDULES

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007

Total stockholder's equity	$ 1,152,491
Deductions:	
Non-allowable assets	
Prepaid expenses	12,560
Interest receivable	1,787
Intangible assets	6,293
Other assets	2,919
Total non-allowable assets	23,559
Net capital	1,128,932
Aggregate indebtedness	
Accounts payable	27,911
Commissions payable	4,572
Due to parent company	26,289
Due to clearing organization	9,029
Total aggregate indebtedness	67,801
Computation of basic net capital requirement	
6 2/3% of aggregate indebtedness	4,520
Minimum dollar net capital requirement	100,000
Basic net capital requirement	100,000
Net capital in excess of required minimum	$ 1,028,932
Excess net capital at 1,000%	$ 1,122,151
Ratio of aggregate indebtedness to net capital	.06 to 1

Reconciliation:

Reconciliation with Company's computation (included in Part II of Form X-17 A-5) as of December 31, 2007

Net capital, as reported in Company's Part II	$ 1,128,932
Audit adjustments	-
Net capital, per December 31, 2007 audited report, as filed	$ 1,128,932

BONDS.COM, INC.
(A WHOLLY OWNED SUBSIDIARY OF BONDS.COM GROUP, INC.)
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2007

Bonds.com, Inc. is not required to file the above schedules as it claims exemption from Rule 15-c-3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5
CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

DECEMBER 31, 2007

John Barry IV
Bonds.com, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bonds.com, Inc. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

John Barry IV
Bonds.com, Inc.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boca Raton, Florida
February 22, 2008

END